

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

December 2, 2014

<u>Via E-mail</u>
David Gladstone
Chairman, Chief Executive Officer and President
Gladstone Land Corporation
1521 Westbranch Drive, Suite 100
McLean, Virginia 22102

> **Re:** **Gladstone Land Corporation**
> **Registration Statement on Form S-11**
> **Filed November 5, 2014**
> **File No. 333-199896**

Dear Mr. Gladstone:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary</u>

<u>Our Investment Pipeline, page 5</u>

1. We note your disclosure on page 5 that your pipeline currently consists of one property under a signed purchase and sale agreement, and you have submitted indications of interest for nine properties for an aggregate amount of approximately $73.0 million. Please provide us with your complete analysis of any financial statement requirements related to these acquisitions. To the extent any of these acquisitions are not probable, please revise your disclosure to (i) remove any reference to your "investment pipeline" and (ii) more specifically describe your interactions with any potential sellers, including clarifying how you determined an aggregate amount of $73 million. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Lori B. Morgan, Esq.
        Bass, Berry & Sims PLC